
PHILIP MORRIS INTERNATIONAL INC. (PMI) REPORTS
2008 FIRST-QUARTER RESULTS

- Diluted earnings per share of $0.89, up 29.0% from $0.69, including the items detailed on Schedule 4

- Adjusted diluted earnings per share of $0.89, up 30.9% from the 2007 pro-forma adjusted earnings per share of $0.68, including the items detailed on Schedule 5

- PMI increases its forecast for 2008 full-year diluted earnings per share, projecting growth of approximately 14% to 16% to a range of $3.18 to $3.24, from a revised 2007 pro-forma adjusted base of $2.79

- PMI's new guidance reflects favorable currency, business momentum and increased reinvestment in some key markets

- PMI to acquire *Interval* and other trademarks in the Other Tobacco Products (OTP) category from Imperial Tobacco Group PLC for 254 million euros

NEW YORK, April 23, 2008 – Philip Morris International Inc. (NYSE / Euronext Paris: PM) today announced diluted earnings per share of $0.89 in the first-quarter of 2008, up 29.0% from $0.69, including items detailed on the attached Schedule 4. Adjusted for items detailed on Schedule 5, diluted earnings per share were $0.89, up 30.9% from the 2007 pro-forma adjusted earnings per share of $0.68.

"Our robust first quarter results are a terrific start out of the gate," said Louis Camilleri, Chairman and Chief Executive Officer.

"Importantly, we continue to witness an improvement in our business fundamentals as evidenced by the double-digit revenue and income growth recorded in each of our geographic segments."

"While we continue to face some challenges in certain markets, I am confident that we have the appropriate strategies and resources in place to deal with them effectively."

Conference Call

A conference call, hosted by Hermann Waldemer, Chief Financial Officer, with members of the investment community and news media will be webcast at 9:00 a.m. Eastern Time on April 23, 2008. Access is available at www.pmintl.com.

PMI Spin-Off Completed

On March 28, 2008, 100% of the shares of PMI were distributed to Altria shareholders of record as of 5:00 p.m. New York City Time on March 19, 2008 (the "record date"). Altria distributed one share of PMI for every share of Altria common stock outstanding as of the record date.

PMI shares began regular way trading on the New York Stock Exchange (NYSE) under the symbol "PM", as well as the NYSE Euronext Paris and SWX Swiss exchanges, on March 31, 2008. PMI is a constituent of the Standard & Poor's 100 and 500 Indices.

PMI mailed an Information Statement containing details of the PMI spin-off to shareholders as of the record date. The Information Statement and answers to frequently-asked questions (FAQs) are available in the investor relations section of the PMI website at www.pmintl.com.

Dividends and Share Repurchase Program

PMI reaffirms its previously announced intention to pay a dividend at the initial rate of $0.46 per share per quarter, or $1.84 per common share on an annualized basis. PMI has established a dividend policy that anticipates a payout ratio of approximately 65%.

As previously announced, the $13.0 billion two-year share repurchase program for PMI is expected to begin in early May.

2008 Full-Year Forecast

PMI increases its forecast for diluted earnings per share, reflecting favorable currency, business momentum and increased reinvestment in the business, to a range of $3.18 to $3.24 for the full-year 2008, representing a growth rate of approximately 14% to 16%, from a revised pro-forma adjusted base of $2.79 per share in 2007. This compares to a previously disclosed range of $3.11 to $3.17 for the full-year 2008.

Following the completion of the spin-off, historical basic and diluted earnings per share amounts have been recalculated based on the actual number of shares issued by Altria Group, Inc. on the Distribution Date. Consequently, the previously disclosed 2007 pro-forma adjusted base per share of $2.78 has been revised to $2.79. A reconciliation of 2007 reported results to 2007 pro forma adjusted results, by quarter and for the full-year, is provided on Schedules 5 through 9.

This forecast includes the announced acquisition of *Interval* and other OTP trademarks, but excludes the impact of any potential additional future acquisitions and a number of other factors. The factors described in the Forward-Looking and Cautionary Statements section of this release represent continuing risks to these projections.

Acquisition of *Interval* and other OTP trademarks

PMI announces it has reached an agreement to acquire the fine cut trademark *Interval* and certain other trademarks in the Other Tobacco Products (OTP) category from Imperial Tobacco Group PLC.

The transaction has a value of 254 million euros and, on a full-year basis, would be expected to increase PMI's net earnings per share by approximately $0.01. In 2007, the acquired trademarks generated an estimated operating companies income of 25 million euros and accounted for an approximate 2% share of the total fine cut category in PMI's EU region with *Interval,* the leading fine cut brand in France, holding a 14.8% share of the fine cut category in France.

This acquisition complements PMI's fine cut portfolio and will bring the company's total share of this profitable and growing category in PMI's EU region to over 10%.

The agreement is subject to approval by the European Commission and certain local regulatory agencies and is expected to be completed by the end of the second quarter of 2008.

2008 FIRST-QUARTER CONSOLIDATED RESULTS

Management reviews operating companies income, which is defined as operating income before corporate expenses and amortization of intangibles, to evaluate segment performance and to allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze business performance and trends. For a reconciliation of operating companies income to operating income, see the Condensed Statements of Earnings contained in this release. References to international tobacco market shares are PMI estimates based on a number of sources.

NET REVENUES*

PMI Net Revenues* ($ Millions)

	First Quarter		
	2008	**2007**	**Change**
European Union	$2,437	$2,165	12.6%
Eastern Europe, Middle East & Africa	1,827	1,512	20.8%
Asia	1,551	1,407	10.2%
Latin America	515	465	10.8%
Total PMI	**$6,330**	**$5,549**	**14.1%**

* Net revenues, excluding excise taxes.

Reported net revenues, excluding excise taxes, of $6.3 billion, were up 14.1%, with double-digit growth from all business segments. Excluding currency, net revenues in the first quarter increased by 5.4%.

OPERATING COMPANIES INCOME

PMI Operating Companies Income ($ Millions)

	First Quarter		
	2008	**2007**	**Change**
European Union	$1,309	$1,030	27.1%
Eastern Europe, Middle East & Africa	792	567	39.7%
Asia	584	469	24.5%
Latin America	152	88	72.7%
Total PMI	**$2,837**	**$2,154**	**31.7%**

First-quarter 2008 reported operating companies income surged 31.7% to $2.8 billion, driven mainly by solid performances from all business segments of $371 million and favorable currency of $255 million. Excluding currency and acquisitions, adjusted operating companies income was up a robust 16.7%, mainly due to favorable pricing, primarily in Poland, Russia and Turkey, partially offset by modest unfavorable volume/mix that was mainly due to total market declines in France and Germany, and to lower shipments in the Czech Republic following inventory adjustments related to the January 2008 excise tax increase.

Adjusted for the items shown in the table below, operating companies income grew 29.1%.

PMI Operating Companies Income ($ Millions)

	First Quarter		
	2008	2007	Change
Reported Operating Companies Income	**$2,837**	**$2,154**	**31.7%**
Asset impairment and exit costs	23	62	
Adjusted Operating Companies Income	**$2,860**	**$2,216**	**29.1%**
Adjusted OCI Margin*	45.2%	39.9%	5.3 pp

Margins are calculated as adjusted operating companies income, divided by net revenues, excluding excise taxes.

SHIPMENT VOLUME & MARKET SHARE

PMI Cigarette Shipment Volume by Segment (Million Units)

	First Quarter		
	2008	2007	Change
European Union	62,773	66,697	(5.9)%
Eastern Europe, Middle East & Africa	74,919	72,785	2.9%
Asia	57,050	51,847	10.0%
Latin America	23,195	21,969	5.6%
Total PMI	**217,937**	**213,298**	**2.2%**

PMI cigarette shipment volume of 217.9 billion units was up 2.2% for the quarter, driven by EEMA, Asia and Latin America. The shipment decline in the EU of 5.9% was adversely distorted by unfavorable inventory movements in the Czech Republic and Germany. On an organic basis, excluding acquisitions, PMI's cigarette shipment volume was down 0.8%.

Total cigarette shipments of *Marlboro* of 77.3 billion units were down 1.2%, with growth in EEMA, Asia and Latin America offset by a decline in the EU. Total cigarette shipments of

L&M of 23.8 billion units were down 8.0%, with a decline in EEMA partially offset by growth in the EU. Driven by a strong increase in shipments in EEMA, total cigarette shipments of *Chesterfield* grew 18.3% versus the prior-year quarter. Total cigarette shipments of *Parliament* recorded similar strong growth, up 18.8%, with gains in EEMA and Asia. *Virginia Slims*, led by shipments in Asia, grew 13.7%.

Total shipment volume of OTP (in cigarette equivalent units) surged more than 33.0%, fueled by strong growth in Germany and Poland.

PMI's first-quarter 2008 market share performance improved versus the same period in 2007 in a number of markets, including Argentina, Belgium, Egypt, Italy, Korea, Mexico, the Netherlands, Portugal, Russia, Spain and Ukraine.

EUROPEAN UNION (EU)

2008 First-Quarter Results

In the EU, net revenues, excluding excise taxes, increased by 12.6% to reach $2.4 billion, due mainly to favorable currency of $268 million. Excluding the impact of currency, net revenues increased 0.2%.

Operating companies income grew by 27.1% to $1.3 billion, due to favorable currency of $178 million, and higher pricing, partially offset by unfavorable volume and mix, particularly in France and Germany, due to total market declines. Excluding the impact of currency, operating companies income grew 9.8%.

Operating companies income grew 24.4% for the first quarter of 2008 when adjusted for the impact of the items shown in the table below.

EU Operating Companies Income ($ Millions)

	First Quarter		
	2008	**2007**	**Change**
Reported Operating Companies Income	**$1,309**	**$1,030**	**27.1%**
Asset impairment and exit costs	8	29	
Adjusted Operating Companies Income	**$1,317**	**$1,059**	**24.4%**
Adjusted OCI Margin*	54.0%	48.9%	5.1 pp

Margins are calculated as adjusted operating companies income, divided by net revenues, excluding excise taxes.

The total cigarette market in the EU declined by 5.5% in the first quarter, driven by the build-up of trade inventories in the Czech Republic in the fourth quarter of 2007 in anticipation of the January 2008 excise tax increase, partially offset by an increase in competitor trade inventories in Germany. PMI's cigarette shipment volume in the EU declined by 5.9%, reflecting lower shipments in the Czech Republic and a lower EU market.

PMI's market share in the EU was down 0.6 points to 38.8% as market share gains in many key Western European markets, including Belgium, Italy, the Netherlands, Portugal and Spain, were more than offset by share declines in France, Poland and Switzerland. Whilst *Marlboro*'s share in the EU was down slightly for the quarter, its share was up versus the fourth-quarter of 2007. Adjusted for the above-mentioned distortions in the Czech Republic and Germany, PMI's EU market share is estimated to have reached a level of 39.0%.

In France, the total cigarette market was down 5.0% for the first-quarter 2008, reflecting the impact of the August 2007 price increase as well as the expansion of public smoking restrictions in January 2008. PMI's shipments were down 11.6% and market share decreased 2.4 points to 40.9%, mainly reflecting a lower share for *Marlboro* following its passage of the 5.00 euros per pack price point in August 2007. *Marlboro* is nevertheless showing signs of stabilization. *Philip Morris'* continued share growth in the first-quarter 2008 has allowed the brand to become the third-largest in the market and second, after *Marlboro*, in the blond segment.

In Germany, total cigarette industry shipments were down 2.7%, distorted by competitor trade inventories. Adjusted for this distortion, the total cigarette market declined by approximately 6.0%, due to the on-going implementation of public smoking restrictions currently affecting 14 out of 16 states, and price increases in the super-low price segment effective in February 2008. PMI's shipments were down 6.1% and market share, adjusted for trade inventory distortions, is estimated to have reached a level of 36.7%, up 0.9 share points, driven by strong *L&M* momentum.

In Italy, the total market was down 1.5%, primarily reflecting the impact of the January 2008 price increase. Although PMI's shipments declined 1.0%, market share grew to 54.7%, up 0.5 points, driven by *Chesterfield*, *Merit* and *Diana.*

In Poland, the total cigarette market was down 8.7%, reflecting the impact of the 2007 price increase driven by EU tax harmonization. PMI's shipments declined 15.3% and market share declined 2.4 points to 38.4%, reflecting down-trading of *Red & White* consumers to lowerpriced competitive brands and the continued erosion of the 70mm segment. *Marlboro* share was essentially flat for the quarter.

In Spain, the total market was up by 5.0%, including the favorable impact of a lower January 2007 market due to trade inventory movements at the end of 2006. PMI's in-market sales grew 5.5%, resulting in a share gain of 0.1 point to 31.8%, mainly due to higher *Marlboro* and *Chesterfield* share. PMI's shipments grew 3.8%, reflecting higher in-market sales, partially offset by the timing of shipments.

EASTERN EUROPE, MIDDLE EAST & AFRICA (EEMA)

2008 First-Quarter Results

In EEMA, net revenues, excluding excise taxes, increased by 20.8% to reach $1.8 billion, including favorable currency of $136 million. Excluding currency, net revenues grew 11.8% due to higher volume and pricing. Net revenues increased significantly in all major markets, principally in Egypt, Russia and Ukraine, reflecting higher volume and pricing, and in Turkey, reflecting higher pricing.

In the first quarter of 2008, operating companies income soared 39.7%, including favorable currency of $46 million. Excluding the impact of currency, operating companies income was up 31.6% with solid gains in all major markets. The income gain reflects a combination of strong volume growth, particularly in Russia, favorable product mix due to continued up-trading in Eastern Europe and improved pricing across EEMA, especially Russia and Turkey.

Operating companies income grew 37.0% for the first quarter of 2008 when adjusted for the impact of the items shown in the table below.

EEMA Operating Companies Income ($ Millions)

	First Quarter		
	2008	**2007**	**Change**
Reported Operating Companies Income	**$792**	**$567**	**39.7%**
Asset impairment and exit costs	1	12	
Adjusted Operating Companies Income	**$793**	**$579**	**37.0%**
Adjusted OCI Margin*	43.4%	38.3%	5.1 pp

Margins are calculated as adjusted operating companies income, divided by net revenues, excluding excise taxes.

PMI cigarette shipment volume increased 2.9% driven by gains in most major markets.

In Russia, shipment volume was up 7.8%, reflecting improved performance in the market, continued up-trading and a favorable comparison with the first quarter of 2007. In-market sales during the first quarter of 2007 were depressed following tax/price increases, the introduction of maximum recommended retail prices and temporary adjustments due to the change of distribution systems. PMI's market share of 26.7% was up 0.1 point, with the higher-priced brands *Marlboro*, *Parliament*, *Virginia Slims*, *Muratti* and *Chesterfield* all registering share gains.

In Turkey, volume was essentially unchanged, but with an improved product mix, with double-digit growth of the premium brand portfolio, *Parliament*, *Marlboro* and the recently-launched *Virginia Slims,* offset by the decline of lower-margin brands. Total market share of 39.6% declined 1.4 points in the quarter, but has stabilized in recent months.

In Ukraine, PMI's market share rose 1.5 points to 34.7%, driven by continued consumer up-trading to *Marlboro*, *Parliament* and *Chesterfield*.

ASIA

2008 First-Quarter Results

In Asia, net revenues, excluding excise taxes, increased by 10.2% to reach $1.6 billion, including favorable currency of $60 million. Excluding currency, net revenues grew 6.0%.

In the first-quarter of 2008, operating companies income grew 24.5%, primarily due to higher pricing and currency. The robust growth in operating companies income was driven by strong performances in Australia, Indonesia, Korea and the Philippines. Excluding the impact of currency, operating companies income grew 18.6%.

Operating companies income grew 23.8% for the first quarter of 2008 when adjusted for the impact of the items shown in the table below.

Asia Operating Companies Income ($ Millions)

	First Quarter		
	2008	**2007**	**Change**
Reported Operating Companies Income	**$584**	**$469**	**24.5%**
Asset impairment and exit costs	14	14	
Adjusted Operating Companies Income	**$598**	**$483**	**23.8%**
Adjusted OCI Margin*	38.6%	34.3%	4.3 pp

Margins are calculated as adjusted operating companies income, divided by net revenues, excluding excise taxes.

PMI cigarette shipment volume increased 10.0%, due to acquisition volume from Pakistan and solid gains in Indonesia and Korea, partly offset by a decline in Japan. Excluding acquisition volume from Lakson Tobacco, volume was up 0.4%.

In Indonesia, the total cigarette market was up 8.1% for the first-quarter 2008. PMI shipment volumes rose 5.6% versus the same period last year. Although PMI's market share remained relatively flat versus the prior quarter at 28.0%, *Marlboro* was up 0.3 points, helped by the new *Marlboro Mix 9* kretek brand which has just recently begun to be rolled out nationally. In support of the *A Mild* brand family, *A Volution* was launched, the first super slims kretek in the Indonesian market.

In Japan, the total cigarette market declined 3.6%. PMI's shipments were down 4.0%, partially offset by the favorable timing of shipments. PMI's in-market sales were down 6.8% and market share declined 0.8 points to 23.9%, mainly due to *Lark*. *Lark Menthol X* was launched during the quarter and early results are encouraging. *Lark Classic* was also launched in April in East Japan, which accounts for approximately one third of total market volume. The whole brand family will be supported by a revamped marketing campaign as of May. *Marlboro* share of 9.8% was essentially flat for the quarter.

In Korea, the total market was up 5.3% for the first-quarter 2008. PMI shipment volume rose 17.9%, mainly due to market share increases. PMI's market share reached 11.0%, up 1.2 points. The share increase was driven by a strong performance from *Parliament,* and gains from *Marlboro*, *Virginia Slims* and *Lim*, a premium local heritage product launched in late 2007.

LATIN AMERICA

2008 First-Quarter Results

In Latin America, net revenues, excluding excise tax, increased by 10.8% to reach $515 million, including favorable currency of $18 million, due to strong performances in key markets such as Argentina and Mexico. Excluding currency, net revenues grew 6.9%, mainly due to higher pricing and volume in Argentina and Mexico and higher pricing in Colombia. These results were partially offset by lower volume in Colombia, mainly due to inventory movements, changes to the trade distribution structure and increased excise taxes.

In the first quarter of 2008, operating companies income increased by 72.7% to $152 million, including a favorable currency impact of $3 million, the favorable impact of PMI's increased ownership from 50% to 80% of the Mexican business, and the other factors mentioned above. Operating companies income grew 60.0% for the first quarter of 2008 when adjusted for the impact of the items shown in the table below. Excluding the impact of currency, and the increased Mexican ownership, operating companies income grew 43.2%.

Latin America Operating Companies Income ($ Millions)

	First Quarter		
	2008	**2007**	**Change**
Reported Operating Companies Income	**$152**	**$88**	**72.7%**
Asset impairment and exit costs	0	7	
Adjusted Operating Companies Income	**$152**	**$95**	**60.0%**
Adjusted OCI Margin*	29.5%	20.4%	9.1 pp

Margins are calculated as adjusted operating companies income, divided by net revenues, excluding excise taxes.

Cigarette shipment volume of 23.2 billion units increased by 5.6%, reflecting higher shipments in Argentina and Mexico, driven by strong share growth in both markets and the inclusion of the acquired local trademarks in Mexico. Excluding acquisition volume, shipments decreased by 0.6% due to lower shipments in Colombia.

In Argentina, the total cigarette market grew 6.7% for the first-quarter 2008. PMI's cigarette shipment volume increased 10.2% and share increased 2.2 points to 70.7%, driven by *Marlboro*, up 1.5 points and *Philip Morris*, up 1.7 points.

In Mexico, the total cigarette market was stable for the first-quarter 2008. PMI's cigarette shipment volume increased significantly and share increased 4.7 points to 67.0%, driven by *Marlboro*, the market leader, up 2.7 points.

Philip Morris International Inc. Profile

Philip Morris International Inc. (PMI) is the leading international tobacco company, with seven of the world's top 15 brands, including *Marlboro*, the number one cigarette brand worldwide. PMI has more than 75,000 employees and its products are sold in over 160 countries. In 2007, the company held an estimated 15.6% share of the total international cigarette market outside of the U.S. For more information, see www.pmintl.com.

Trademarks and service marks mentioned in this release are the registered property of, or licensed by, the subsidiaries of Philip Morris International Inc.

Forward-Looking and Cautionary Statements

This press release contains projections of future results and other forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following important factors could cause actual results and outcomes to differ materially from those contained in such forward-looking statements.

Philip Morris International Inc. and its tobacco subsidiaries (PMI) are subject to intense price competition; changes in consumer preferences and demand for their products; fluctuations in levels of customer inventories; increases in raw material costs; the effects of foreign economies and local economic and market conditions; unfavorable currency movements and changes to income tax laws. Their results are dependent upon their continued ability to promote brand equity successfully; to anticipate and respond to new consumer trends; to develop new products and markets and to broaden brand portfolios in order to compete effectively; and to improve productivity.

PMI is also subject to legislation and governmental regulation, including actual and potential excise tax increases; discriminatory excise tax structures; increasing marketing and regulatory restrictions; the effects of price increases related to excise tax increases on consumption rates and consumer preferences within price segments; health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke; privately imposed smoking restrictions; and governmental investigations.

PMI is subject to litigation, including risks associated with adverse jury and judicial determinations, and courts reaching conclusions at variance with the company's understanding of applicable law.

PMI is further subject to other risks detailed from time to time in its publicly filed documents, including the Form 10. PMI cautions that the foregoing list of important factors is not complete and does not undertake to update any forward-looking statements that it may make.

Contact: Investor Relations
                                                                                    New York: (917) 663-2132


PHILIP MORRIS INTERNATIONAL INC.   Schedule 1
and Subsidiaries
Condensed Statements of Earnings
For the Quarters Ended March 31,
(in millions, except per share data)
(Unaudited)

		2008	**2007**	**% Change**
Net revenues	$	**15,599** $	**13,268**	**17.6 %**
Cost of sales		2,299	2,121	8.4 %
Excise taxes on products (*)		9,269	7,719	20.1 %
Gross profit		4,031	3,428	17.6 %
Marketing, administration and research costs		1,171	1,212	
Asset impairment and exit costs		23	62	
Operating companies income		**2,837**	**2,154**	**31.7 %**
Amortization of intangibles		9	6	
General corporate expenses		13	17	
Operating income		**2,815**	**2,131**	**32.1 %**
Interest expense, net		75	10	
Earnings before income taxes and minority interest		2,740	2,121	29.2 %
Provision for income taxes		811	618	31.2 %
Earnings before minority interest		1,929	1,503	28.3 %
Minority interest in earnings, net of income taxes		62	58	
Net earnings	$	**1,867** $	**1,445**	**29.2 %**
Per share data:				
Basic earnings per share	$	**0.89** $	**0.69**	**29.0 %**
Diluted earnings per share	$	**0.89** $	**0.69**	**29.0 %**
Weighted average number of				
shares outstanding - Basic (**)		2,108	2,109	- %
- Diluted (**)		2,108	2,109	- %

(*) The segment detail of excise taxes on products sold is shown on Schedule 2.

(**) For the quarter ended March 31, 2007, basic and diluted earnings per share are calculated based on the number of our shares distributed by Altria on the Distribution Date.



PHILIP MORRIS INTERNATIONAL INC.   Schedule 2

and Subsidiaries

Selected Financial Data by Business Segment

For the Quarters Ended March 31,

(in millions)

(Unaudited)

		European Union	EEMA	Asia	Latin America	Total
			Net Revenues			
2008	$	7,458 $	3,612 $	3,122 $	1,407 $	15,599
2007		6,554	2,790	2,750	1,174	13,268
% Change		13.8%	29.5%	13.5%	19.8%	17.6%
Reconciliation:						
For the quarter ended March 31, 2007	$	**6,554 $**	**2,790 $**	**2,750 $**	**1,174 $**	**13,268**
Acquired businesses		-	-	88	-	88
Currency		859	371	134	45	1,409
Operations		45	451	150	188	834
For the quarter ended March 31, 2008	$	**7,458 $**	**3,612 $**	**3,122 $**	**1,407 $**	**15,599**
(*) The detail of excise taxes on products sold is as follows:						
2008	$	5,021 $	1,785 $	1,571 $	892 $	9,269
2007	$	4,389 $	1,278 $	1,343 $	709 $	7,719
2008 Currency increased excise taxes as follows:	$	591 $	235 $	74 $	27 $	927



PHILIP MORRIS INTERNATIONAL INC.   Schedule 3
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended March 31,
(in millions)
(Unaudited)

| | **Operating Companies Income** | | | | |
	European Union	**EEMA**	**Asia**	**Latin America**	**Total**
2008	$ 1,309 $	792 $	584 $	152 $	2,837
2007	1,030	567	469	88	2,154
% Change	27.1%	39.7%	24.5%	72.7%	31.7%
Reconciliation:					
For the quarter ended March 31, 2007	$ 1,030 $	567 $	469 $	88 $	2,154
Asset impairment and exit costs - 2007	29	12	14	7	62
Asset impairment and exit costs - 2008	(8)	(1)	(14)	-	(23)
Acquired businesses	-	-	5	13	18
Currency	178	46	28	3	255
Operations	80	168	82	41	371
For the quarter ended March 31, 2008	$ 1,309 $	792 $	584 $	152 $	2,837



PHILIP MORRIS INTERNATIONAL INC.   Schedule 4
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Quarters Ended March 31,
($ in millions, except per share data)
(Unaudited)

	Net Earnings		Diluted E.P.S.	
2008 Net Earnings	$	1,867	$	0.89
2007 Net Earnings	$	1,445	$	0.69
% Change		29.2 %		29.0 %
Reconciliation:				
2007 Net Earnings	$	**1,445**	$	**0.69**
Special Items:				
2007 Asset impairment and exit costs		45		0.02
2008 Asset impairment and exit costs		(19)		(0.01)
Currency		189		0.09
Change in tax rate		(11)		(0.01)
Operations		218		0.11
2008 Net Earnings	$	**1,867**	$	**0.89**


PHILIP MORRIS INTERNATIONAL INC.   Schedule 5

and Subsidiaries

Reconciliation of Reported to Pro Forma Adjusted Condensed Consolidated Statement of Earnings

For the Quarter Ended March 31, 2007

(in millions, except per share data)

(Unaudited)

	Reported	Adjustments	Pro Forma Adjusted
Net revenues	$ 13,268	$ -	$ 13,268
Cost of sales	2,121	-	2,121
Excise taxes on products	7,719	-	7,719
Gross profit	3,428	-	3,428
Marketing, administration and research costs	1,212	7 (b)	1,219
Asset impairment and exit costs	62	(62) (a)	-
Operating companies income	**2,154**	**55**	**2,209**
Amortization of intangibles	6	-	6
General corporate expenses	17	16 (b)	33
Operating income	**2,131**	**39**	**2,170**
Interest expense, net	10	53 (c)	63
Earnings before income taxes and minority interest	2,121	(14)	2,107
Provision for income taxes	618	(5) (a,b,c)	613
Earnings before minority interest	1,503	(9)	1,494
Minority interest in earnings, net of income taxes	58	-	58
Net earnings	**$ 1,445**	**$ (9)**	**$ 1,436**
Per share data:			
Basic earnings per share	**$ 0.69**		**$ 0.68**
Diluted earnings per share	**$ 0.69**		**$ 0.68**
Weighted average number of			
shares outstanding - Basic (d)	2,109		2,109
- Diluted (d)	2,109		2,109

(a) This adjustment reflects the reversal of $62 million of pre-tax asset impairment and exit costs ($45 million after-tax) relating to the streamlining of various administrative functions.

(b) A subsidiary of Altria had provided us with certain services at cost plus a management fee. This adjustment reflects incremental costs of $23 million, partially offset by the related tax benefit of $7 million. These incremental costs reflect the expansion of services that were previously provided by Altria to reflect our status as a stand-alone public company.

(c) As part of the Spin-off, we paid to Altria $4.0 billion in special dividends, of which $3.1 billion were paid in 2007 and the remaining $900 million were paid in the first quarter of 2008. The pro forma adjusted statement of earnings has been adjusted to reflect the incremental interest expense we would have incurred if borrowings to finance the special dividends had been made on January 1, 2007. The incremental interest adjustment of $53 million, partially offset by the related tax benefit of $15 million, was computed by applying a rate of 5.24% (the average rate of our December 2007 borrowings that were incurred to pay Altria the dividend) to the total special dividends that were paid to Altria. An increase or (decrease) of one-eighth of 1% (12.5 basis points) in the interest rate associated with these variable rate borrowings would have increased or (decreased) our pro forma adjusted interest expense by $1.3 million.

(d) Basic and diluted earnings per share are calculated based on the number of our shares distributed by Altria on the Distribution Date.


PHILIP MORRIS INTERNATIONAL INC. Schedule 6

and Subsidiaries

Reconciliation of Reported to Pro Forma Adjusted Condensed Consolidated Statement of Earnings

For the Quarter Ended June 30, 2007

(in millions, except per share data)

(Unaudited)

	Reported	Adjustments		Pro Forma Adjusted
Net revenues	$ 13,948	$ -		$ 13,948
Cost of sales	2,244	-		2,244
Excise taxes on products	8,113	-		8,113
Gross profit	3,591	-		3,591
Marketing, administration and research costs	1,275	6	(b)	1,281
Asset impairment and exit costs	76	(76)	(a)	-
Operating companies income	**2,240**	**70**		**2,310**
Amortization of intangibles	6	-		6
General corporate expenses	17	17	(b)	34
Operating income	**2,217**	**53**		**2,270**
Interest expense, net	3	53	(c)	56
Earnings before income taxes and minority interest	2,214	-		2,214
Provision for income taxes	668	(1)	(a,b,c)	667
Earnings before minority interest	1,546	1		1,547
Minority interest in earnings, net of income taxes	63	-		63
Net earnings	**$ 1,483**	**$ 1**		**$ 1,484**
Per share data:				
Basic earnings per share	**$ 0.70**			**$ 0.70**
Diluted earnings per share	**$ 0.70**			**$ 0.70**
Weighted average number of				
shares outstanding - Basic (d)	2,109			2,109
- Diluted (d)	2,109			2,109

(a) This adjustment reflects the reversal of $76 million of pre-tax asset impairment and exit costs ($55 million after-tax) relating to the streamlining of various administrative functions.

(b) A subsidiary of Altria had provided us with certain services at cost plus a management fee. This adjustment reflects incremental costs of $23 million, partially offset by the related tax benefit of $7 million. These incremental costs reflect the expansion of services that were previously provided by Altria to reflect our status as a stand-alone public company.

(c) As part of the Spin-off, we paid to Altria $4.0 billion in special dividends, of which $3.1 billion were paid in 2007 and the remaining $900 million were paid in the first quarter of 2008. The pro forma adjusted statement of earnings has been adjusted to reflect the incremental interest expense we would have incurred if borrowings to finance the special dividends had been made on January 1, 2007. The incremental interest adjustment of $53 million, partially offset by the related tax benefit of $15 million, was computed by applying a rate of 5.24% (the average rate of our December 2007 borrowings that were incurred to pay Altria the dividend) to the total special dividends that were paid to Altria. An increase or (decrease) of one-eighth of 1% (12.5 basis points) in the interest rate associated with these variable rate borrowings would have increased or (decreased) our pro forma adjusted interest expense by $1.3 million.

(d) Basic and diluted earnings per share are calculated based on the number of our shares distributed by Altria on the Distribution Date.



PHILIP MORRIS INTERNATIONAL INC.   Schedule 7

and Subsidiaries

Reconciliation of Reported to Pro Forma Adjusted Condensed Consolidated Statement of Earnings

For the Quarter Ended September 30, 2007

(in millions, except per share data)

(Unaudited)

	Reported	Adjustments		Pro Forma Adjusted
Net revenues	$ 14,232	$ -		$ 14,232
Cost of sales	2,229	-		2,229
Excise taxes on products	8,316	-		8,316
Gross profit	3,687	-		3,687
Marketing, administration and research costs	1,154	7	(b)	1,161
Asset impairment and exit costs	15	(15)	(a)	-
Operating companies income	**2,518**	**8**		**2,526**
Amortization of intangibles	6	-		6
General corporate expenses	17	16	(b)	33
Operating income	**2,495**	**(8)**		**2,487**
Interest expense (income), net	(16)	53	(c)	37
Earnings before income taxes and minority interest	2,511	(61)		2,450
Provision for income taxes	710	9	(a,b,c,d)	719
Earnings before minority interest	1,801	(70)		1,731
Minority interest in earnings, net of income taxes	76	-		76
Net earnings	**$ 1,725**	**$ (70)**		**$ 1,655**
Per share data:				
Basic earnings per share	$ 0.82			$ 0.78
Diluted earnings per share	$ 0.82			$ 0.78
Weighted average number of				
shares outstanding - Basic (e)	2,109			2,109
- Diluted (e)	2,109			2,109

(a) This adjustment reflects the reversal of $15 million of pre-tax asset impairment and exit costs ($11 million after-tax) relating to the streamlining of various administrative functions.

(b) A subsidiary of Altria had provided us with certain services at cost plus a management fee. This adjustment reflects incremental costs of $23 million, partially offset by the related tax benefit of $7 million. These incremental costs reflect the expansion of services that were previously provided by Altria to reflect our status as a stand-alone public company.

(c) As part of the Spin-off, we paid to Altria $4.0 billion in special dividends, of which $3.1 billion were paid in 2007 and the remaining $900 million were paid in the first quarter of 2008. The pro forma adjusted statement of earnings has been adjusted to reflect the incremental interest expense we would have incurred if borrowings to finance the special dividends had been made on January 1, 2007. The incremental interest adjustment of $53 million, partially offset by the related tax benefit of $15 million, was computed by applying a rate of 5.24% (the average rate of our December 2007 borrowings that were incurred to pay Altria the dividend) to the total special dividends that were paid to Altria. An increase or (decrease) of one-eighth of 1% (12.5 basis points) in the interest rate associated with these variable rate borrowings would have increased or (decreased) our pro forma adjusted interest expense by $1.3 million.

(d) The 2007 reported effective tax rate included a tax benefit of $27 million related to the reduction of deferred tax liabilities resulting from future tax rates enacted in Germany. This adjustment reflects the reversal of this transaction.

(e) Basic and diluted earnings per share are calculated based on the number of our shares distributed by Altria on the Distribution Date.



PHILIP MORRIS INTERNATIONAL INC.   Schedule 8
and Subsidiaries
Reconciliation of Reported to Pro Forma Adjusted Condensed Consolidated Statement of Earnings
For the Quarter Ended December 31, 2007
(in millions, except per share data)
(Unaudited)

	Reported	Adjustments		Pro Forma Adjusted
Net revenues	$ 13,648	$ -		$ 13,648
Cost of sales	2,126	-		2,126
Excise taxes on products	8,150	-		8,150
Gross profit	3,372	-		3,372
Marketing, administration and research costs	1,320	6	(c)	1,326
Asset impairment and exit costs	42	(42)	(a)	-
Operating companies income	**2,010**	**36**		**2,046**
Amortization of intangibles	10	-		10
Gain on sale of leasing business	(52)	52	(b)	-
General corporate expenses	9	17	(c)	26
Asset impairment and exit costs	13	(13)	(a)	-
Operating income	**2,030**	**(20)**		**2,010**
Interest expense, net	13	40	(d)	53
Earnings before income taxes and minority interest	2,017	(60)		1,957
Provision for income taxes	568	(3)	(a,b,c,d,e)	565
Earnings before minority interest	1,449	(57)		1,392
Minority interest in earnings, net of income taxes	76	-		76
Net earnings	**$ 1,373**	**$ (57)**		**$ 1,316**
Per share data:				
Basic earnings per share	**$ 0.65**			**$ 0.62**
Diluted earnings per share	**$ 0.65**			**$ 0.62**
Weighted average number of				
shares outstanding - Basic (f)	2,109			2,109
- Diluted (f)	2,109			2,109

(a) This adjustment reflects the reversal of $55 million of pre-tax asset impairment and exit costs ($41 million after-tax) relating to the streamlining of various administrative functions.

(b) During 2007, we sold our leasing business, which was managed by Philip Morris Capital Corporation, or PMCC, Altria's financial services subsidiary, for a pre-tax gain of $52 million ($14 million after-tax). This adjustment reflects the reversal of this transaction.

(c) A subsidiary of Altria had provided us with certain services at cost plus a management fee. This adjustment reflects incremental costs of $23 million, partially offset by the related tax benefit of $6 million. These incremental costs reflect the expansion of services that were previously provided by Altria to reflect our status as a stand-alone public company.

(d) As part of the Spin-off, we paid to Altria $4.0 billion in special dividends, of which $3.1 billion were paid in 2007 and the remaining $900 million were paid in the first quarter of 2008. The pro forma adjusted statement of earnings has been adjusted to reflect the incremental interest expense we would have incurred if borrowings to finance the special dividends had been made on January 1, 2007. The incremental interest adjustment of $40 million, partially offset by the related tax benefit of $14 million, was computed by applying a rate of 5.24% (the average rate of our December 2007 borrowings that were incurred to pay Altria the dividend) to the total special dividends that were paid to Altria, less $11 million of interest related to these borrowings that is already included in our historical interest expense. An increase or (decrease) of one-eighth of 1% (12.5 basis points) in the interest rate associated with these variable rate borrowings would have increased or (decreased) our pro forma adjusted interest expense by $1.1 million.

(e) The reported tax provision in 2007 included the reversal of tax accruals of $41 million no longer required. This adjustment reflects the reversal of this transaction.

(f) Basic and diluted earnings per share are calculated based on the number of our shares distributed by Altria on the Distribution Date.


PHILIP MORRIS INTERNATIONAL INC.   Schedule 9

and Subsidiaries

Reconciliation of Reported to Pro Forma Adjusted Condensed Consolidated Statement of Earnings

For the Year Ended December 31, 2007

(in millions, except per share data)

(Unaudited)

	Reported	Adjustments	Pro Forma Adjusted
Net revenues	$ 55,096	$ -	$ 55,096
Cost of sales	8,720	-	8,720
Excise taxes on products	32,298	-	32,298
Gross profit	14,078	-	14,078
Marketing, administration and research costs	4,961	26 (c)	4,987
Asset impairment and exit costs	195	(195) (a)	-
Operating companies income	**8,922**	**169**	**9,091**
Amortization of intangibles	28	-	28
Gain on sale of leasing business	(52)	52 (b)	-
General corporate expenses	60	66 (c)	126
Asset impairment and exit costs	13	(13) (a)	-
Operating income	**8,873**	**64**	**8,937**
Interest expense, net	10	199 (d)	209
Earnings before income taxes and minority interest	8,863	(135)	8,728
Provision for income taxes	2,564	- (a,b,c,d,e)	2,564
Earnings before minority interest	6,299	(135)	6,164
Minority interest in earnings, net of income taxes	273	-	273
Net earnings	**$ 6,026**	**$ (135)**	**$ 5,891**
Per share data:			
Basic earnings per share	**$ 2.86**		**$ 2.79**
Diluted earnings per share	**$ 2.86**		**$ 2.79**
Weighted average number of			
shares outstanding - Basic (f)	2,109		2,109
- Diluted (f)	2,109		2,109

(a) These adjustments reflect the reversal of $208 million of pre-tax asset impairment and exit costs ($152 million after-tax) relating to the streamlining of various administrative functions.

(b) During 2007, we sold our leasing business, which was managed by Philip Morris Capital Corporation, or PMCC, Altria's financial services subsidiary, for a pre-tax gain of $52 million ($14 million after-tax). This adjustment reflects the reversal of this transaction.

(c) A subsidiary of Altria had provided us with certain services at cost plus a management fee. This adjustment reflects incremental costs of $92 million, partially offset by the related tax benefit of $27 million. These incremental costs reflect the expansion of services that were previously provided by Altria to reflect our status as a stand-alone public company.

(d) As part of the Spin-off, we paid to Altria $4.0 billion in special dividends, of which $3.1 billion were paid in 2007 and the remaining $900 million were paid in the first quarter of 2008. The pro forma adjusted statement of earnings has been adjusted to reflect the incremental interest expense we would have incurred if borrowings to finance the special dividends had been made on January 1, 2007. The incremental interest adjustment of $199 million, partially offset by the related tax benefit of $59 million, was computed by applying a rate of 5.24% (the average rate of our December 2007 borrowings that were incurred to pay Altria the dividend) to the total special dividends that were paid to Altria, less $11 million of interest related to these borrowings that is already included in our historical interest expense. An increase or (decrease) of one-eighth of 1% (12.5 basis points) in the interest rate associated with these variable rate borrowings would have increased or (decreased) our pro forma adjusted interest expense by $5 million.

(e) The 2007 reported effective tax rate included a tax benefit of $27 million related to the reduction of deferred tax liabilities resulting from future tax rates enacted in Germany. The reported tax provision in 2007 also included the reversal of tax accruals of $41 million no longer required. This adjustment reflects the reversal of these transactions.

(f) Basic and diluted earnings per share are calculated based on the number of our shares distributed by Altria on the Distribution Date.


PHILIP MORRIS INTERNATIONAL INC.   Schedule 10

and Subsidiaries

Condensed Balance Sheets

(in millions, except ratios)

(Unaudited)

	March 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	$ 1,231	$ 1,656
All other current assets	12,402	13,396
Property, plant and equipment, net	6,877	6,435
Goodwill	8,250	7,925
Other intangible assets, net	1,919	1,906
Other assets	853	725
Total assets	$ 31,532	$ 32,043
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 793	$ 638
Current portion of long-term debt	104	91
All other current liabilities	6,496	7,822
Long-term debt	6,643	5,578
Deferred income taxes	1,284	1,240
Other long-term liabilities	1,434	1,273
Total liabilities	16,754	16,642
Total stockholders' equity	14,778	15,401
Total liabilities and stockholders' equity	$ 31,532	$ 32,043
Total debt	$ 7,540	$ 6,307
Total debt/equity ratio	0.51	0.41

 PHILIP MORRIS INTERNATIONAL

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report   pm-20080331.xml

XBRL taxonomy schema   pm-20080331.xsd

XBRL taxonomy linkbase   pm-20080331_pre.xml

XBRL taxonomy linkbase   pm-20080331_cal.xml

XBRL taxonomy linkbase   pm-20080331_lab.xml